Exhibit (a)(1)(xxii)

To: Eligible Employees-Israel

From: efioptionexchange@efi.com

Date: September 18, 2009

Subject: Stock Option Exchange Program – Israel Tax Ruling Update

Team,

We are writing to update you on the ruling request that the Company submitted to the Israeli Tax Authority (“ITA”) in connection with the Offer to Exchange. We previously informed you that the Company sought the ITA’s guidance regarding the tax treatment of eligible options subject to the Offer to Exchange. Although it was hoped that the ITA would issue a final written ruling before the closing of the tender offer period, this may not happen. However, the ITA has provided us with a draft of its final written ruling that indicates that tax will not be imposed at the time of exchange and that the RSUs issued as a result of the exchange will be taxed at the time of vesting. Please note that the ruling is in draft form and only the final written ruling will be binding upon the ITA.

We are also attaching Supplemental Q&As that are designed to address your questions. Please make sure you read this document as it contains important reminders. Should you have any additional questions, please send them to efioptionexchange@efi.com.